FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For April 11, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                   No  X
                               ---                   ---

                               INDEX TO EXHIBITS

Item

1.   AerCo Limited Monthly Report to Noteholders for April 2002.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 11, 2002




                                          AERCO LIMITED


                                          By: /s/ Patrick J. Dalton
                                             ---------------------------------
                                             Name:  Patrick J. Dalton
                                             Title: Attorney-in-Fact

                                                                         Item 1

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                            April-02
Payment Date                     15th of each month
Convention                       Modified Following Business Day
Current Payment Date             15-Apr-02
Current Calculation Date         9-Apr-02
Previous Payment Date            15-Mar-02
Previous Calculation Date        11-Mar-02

---------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

---------------------------------------------------------------------------------------------------
                                     Prior          Deposits      Withdrawals      Balance on
                                     Balance                                      Calculation Date
                                    11-Mar-02                                        9-Apr-02
---------------------------------------------------------------------------------------------------
Expense Account                      3,915,787.48  14,214,331.00  (13,145,172.89)     4,984,945.59
Collection Account                 100,327,808.46  15,424,982.78  (23,176,156.46)    92,576,634.78
Aircraft Purchase Account                       -              -               -                 -

 - Liquidity Reserve cash balance   85,151,652.00     100,000.00   (2,078,000.00)    83,173,652.00
---------------------------------------------------------------------------------------------------
Total                              104,243,595.94  29,639,313.78  (36,321,329.35)    97,561,580.37
---------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

---------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                     -
Interest Income                                                                                  -
Aircraft Purchase Payments                                                                       -
Economic Swap Payments                                                                           -
---------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                              -
---------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

---------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                          3,915,787.48
Transfer from Collection Account on previous Payment Date                             6,209,428.76
Permitted Aircraft Accrual                                                                       -
Interim Transfer from Collection Account                                              8,000,000.00
Interest Income                                                                           4,902.24
Balance on current Calculation Date
 - Payments on previous payment date                                                 (4,242,709.84)
 - Interim payments                                                                  (8,902,463.05)
 - Other
---------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                   4,984,945.59
---------------------------------------------------------------------------------------------------


4. Analysis of Collection Account Activity

---------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                        100,327,808.46
Collections during period                                                            15,424,982.78
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                           (2,784,212.52)
 - Permitted Aircraft Modifications                                                              -
Interim Transfer to Expense Account                                                  (8,000,000.00)
Net Swap payments on previous Payment Date                                           (3,425,216.24)
Aggregate Note Payments on previous Payment Date                                     (8,966,727.70)
---------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                  92,576,634.78
---------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                     30,000,000.00
Second Collection Account Reserve                                                    35,000,000.00
Cash Held
 - Security Deposits                                                                 18,173,652.00
                                                                                 ------------------
 Liquidity Reserve Amount                                                            83,173,652.00
                                                                                 ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

--------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Apr-02
Current Calculation Date               9-Apr-02
Previous Payment Date                  15-Mar-02
Previous Calculation Date              11-Mar-02

----------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                            97,561,580.37
Liquidity Reserve Amount                                                            (83,173,652.00)
                                                                                 ------------------
Available Collections                                                                14,387,928.37
                                                                                 ==================

4. Analysis of Collection Account Activity (Continued)
---------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                            5,000,000.00
(II) a)      Class A Interest but excluding Step-up                                   1,727,008.67
     b)      Swap Payments other than subordinated swap payments                      3,696,445.43
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)       30,000,000.00
(iv)         Class A Minimum principal payment                                                   -
(v)          Class B Interest                                                           321,074.58
(vi)         Class B Minimum principal payment                                           12,850.53
(vii)        Class C Interest                                                           495,408.38
(viii)       Class C Minimum principal payment                                                   -
(ix)         Class D Interest                                                           708,333.33
(x)          Class D Minimum principal payment                                                   -
(xi)         Second collection account top-up                                        53,173,652.00
(xii)        Class A Scheduled principal                                                         -
(xiii)       Class B Scheduled principal                                                548,501.13
(xiv)        Class C Scheduled principal                                                377,559.40
(xv)         Class D Scheduled principal                                                         -
(xvi)        Permitted accruals for Modifications                                                -
(xvii)       Step-up interest                                                                    -
(xviii)      Class A Supplemental principal                                           1,500,746.92
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                      -
(xxi)        Class A Outstanding Principal                                                       -
(xxii)       Class B Outstanding Principal                                                       -
(xxiii)      Class C Outstanding Principal                                                       -
(xxiv)       Class D Outstanding Principal                                                       -
(xxv)        Subordinated Swap payments                                                          -
                                                                                 ------------------
             Total Payments with respect to Payment Date                             97,561,580.37
             less collection Account Top Ups (iii) (b) and (xi) (b) above            83,173,652.00
                                                                                 ------------------
                                                                                     14,387,928.37
                                                                                 ==================
---------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date           15-Apr-02
Current Calculation Date       9-Apr-02
Previous Payment Date          15-Mar-02
Previous Calculation Date      11-Mar-02
-------------------------------------------------------------------------------

5. Payments on the Notes by Subclass


---------------------------------------------------------------------------------------------------
                                  Subclass          Subclass           Subclass       Total
Floating Rate Notes                 A-2                A-3                A-4         Class A
---------------------------------------------------------------------------------------------------
Applicable LIBOR                   1.90000%          1.90000%           1.90000%
Applicable Margin                   0.3200%           0.4600%            0.5200%
Applicable Interest Rate           2.22000%          2.36000%           2.42000%
Day Count                           Act/360           Act/360            Act/360
Actual Number of Days                    31                31                 31
Interest Amount Payable          260,528.21      1,148,205.56         318,274.90
Step-up Interest Amount
  Payable                             NA             NA                 NA
---------------------------------------------------------------------------------------------------
Total Interest Paid              260,528.21      1,148,205.56         318,274.90       1,727,008.67
---------------------------------------------------------------------------------------------------

Expected Final Payment Date       15-Dec-05         15-Jun-02          15-May-11
Excess Amortisation Date          17-Aug-98         15-Feb-06          15-Aug-00
---------------------------------------------------------------------------------------------------
Original Balance             290,000,000.00    565,000,000.00     235,000,000.00
Opening Outstanding
  Principal Balance          136,283,283.55    565,000,000.00     152,731,224.25     854,014,507.81
---------------------------------------------------------------------------------------------------
Extended Pool Factors                62.67%           100.00%             88.37%
Pool Factors                         51.41%           100.00%             76.98%
---------------------------------------------------------------------------------------------------
Minimum Principal Payment               -                 -                  -                   -
Scheduled Principal Payment             -                 -                  -                   -
Supplemental Principal
  Payment                        707,669.38               -           793,077.54       1,500,746.92
---------------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                         707,669.38               -           793,077.54       1,500,746.92
---------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                 -
- amount allocable to premium
---------------------------------------------------------------------------------------------------
Closing Outstanding
  Principal  Balance         135,575,614.17    565,000,000.00     151,938,146.71     852,513,760.89
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                    Subclass        Subclass         Total
Floating Rate Notes                    B-1            B-2            Class B
-------------------------------------------------------------------------------
Applicable LIBOR                    1.90000%         1.90000%
Applicable Margin                    0.6000%          1.0500%
Applicable Interest Rate            2.50000%         2.95000%
Day Count                            Act/360          Act/360
Actual Number of Days                     31               31
Interest Amount Payable           141,959.43       179,115.15
Step-up Interest Amount
  Payable                              NA              NA
--------------------------------------------------------------------------------
Total Interest Paid               141,959.43       179,115.15         321,074.58
--------------------------------------------------------------------------------

Expected Final Payment Date        15-Jul-13        15-Jun-08
Excess Amortisation Date           17-Aug-98        15-Aug-00
--------------------------------------------------------------------------------
Original Balance               85,000,000.00    80,000,000.00
Opening Outstanding
  Principal Balance            65,942,444.88    70,510,062.72     136,452,507.60
--------------------------------------------------------------------------------
Extended Pool Factors                  86.87%          99.70%
Pool Factors                           80.67%          98.53%
--------------------------------------------------------------------------------
Minimum Principal Payment            6,210.19        6,640.35          12,850.53
Scheduled Principal Payment        265,070.29      283,430.84         548,501.13
Supplemental Principal
  Payment                                 -               -                  -
--------------------------------------------------------------------------------
Total Principal Distribution
  Amount                            271,280.48     290,071.19         561,351.67
--------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
--------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance              65,671,164.41  70,219,991.53     135,891,155.94
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                     Subclass       Subclass          Total
Floating Rate Notes                     C-1            C-2           Class C
--------------------------------------------------------------------------------
Applicable LIBOR                      1.90000%       1.90000%
Applicable Margin                      1.3500%        2.0500%
Applicable Interest Rate              3.25000%       3.95000%
Day Count                              Act/360        Act/360
Actual Number of Days                       31             31
Interest Amount Payable             228,758.71     266,649.67
Step-up Interest Amount
  Payable                                NA              NA
--------------------------------------------------------------------------------
Total Interest Paid                 228,758.71     266,649.67         495,408.38
--------------------------------------------------------------------------------

Expected Final Payment Date          15-Jul-13      15-Jun-08
Excess Amortisation Date             17-Aug-98      15-Aug-00
--------------------------------------------------------------------------------
Original Balance                 85,000,000.00  80,000,000.00
Opening Outstanding
  Principal Balance              81,740,084.85  78,394,348.73     160,134,433.58
--------------------------------------------------------------------------------
Extended Pool Factors                   99.27%         99.52%
Pool Factors                            95.81%         97.65%
--------------------------------------------------------------------------------
Minimum Principal Payment                  -             -                   -
Scheduled Principal Payment         197,707.17     179,852.24         377,559.40
Supplemental Principal
  Payment                                  -             -                   -
--------------------------------------------------------------------------------
Total Principal Distribution
  Amount                            197,707.17     179,852.24         377,559.40
--------------------------------------------------------------------------------
Redemption Amount                          -              -
- amount allocable to principal            -              -
- amount allocable to premium              -              -
--------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance              81,542,377.69   78,214,496.49    159,756,874.18
--------------------------------------------------------------------------------

----------------------------------------------
Fixed Rate Notes                   D-2
----------------------------------------------
Applicable Interest Rate              8.50000%
Day count                             30 / 360
Number of Days                              30
Interest Amount Payable             708,333.33
----------------------------------------------
Total Interest Paid                 708,333.33
----------------------------------------------
Expected Final Payment Date          15-Mar-14
Excess Amortisation Date            1 5-Jul-10
----------------------------------------------
Original Balance                100,000,000.00
Opening Outstanding Principal
  Balance                       100,000,000.00
----------------------------------------------
Extended Pool Factors                  100.00%
Expected Pool Factors                  100.00%
----------------------------------------------
Extended Amount                           -
Expected Pool Factor Amount               -
Surplus Amortisation
----------------------------------------------
Total Principal Distribution Amount       -
----------------------------------------------
Redemption Amount                         -
- amount allocable to principal           -
- amount allocable to premium             -
----------------------------------------------
Closing Outstanding Principal
  Balance                       100,000,000.00
----------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date             15-Apr-02
Current Calculation Date          9-Apr-02
Previous Payment Date            15-Mar-02
Previous Calculation Date        11-Mar-02
--------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Apr-02
End of Interest Accrual Period   15-Apr-02
Reference Date                   11-Apr-02


----------------------------------------------------------------------------------------------------
                                  A-2       A-3       A-4       B-1       B-2       C-1       C-2
----------------------------------------------------------------------------------------------------
Applicable LIBOR               1.86000%  1.86000%  1.86000%  1.86000%  1.86000%   1.86000%  1.86000%
Applicable Margin               0.3200%   0.4600%   0.5200%   0.6000%   1.0500%    1.3500%   2.0500%
Applicable Interest Rate        2.1800%   2.3200%   2.3800%   2.4600%   2.9100%    3.2100%   3.9100%
----------------------------------------------------------------------------------------------------


-----------------------------------------
Fixed Rate Notes                  D-1
-----------------------------------------
Actual Pool Factor               100.00%
-----------------------------------------


-------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

--------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2          A-3         A-4         B-1         B-2        C-1         C-2
--------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Ba1ance   136,283.28   565,000.00  152,731.22   65,942.44   70,510.06  81,740.08   78,394.35
Total Principal Payments                    707.67         -         793.08      271.28      290.07     197.71      179.85
Closing Outstanding Principal Ba1ance   135,575.65   565,000.00  151,938.15   65,671.16   70,219.99  81,542.38   78,214.50

Total Interest                              260.53     1,148.21      318.27      141.96      179.12     228.76      266.65
Total Premium                              0.0000%      0.0000%     0.0000%     0.0000%     0.0000%    0.0000%     0.0000%
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------
(b) Fixed Rate Notes                          D-2
--------------------------------------------------
Opening Outstanding Principal Ba1ance   100,000.00
Total Principal Payments                       -
Closing Outstanding Principal Ba1ance   100,000.00

Total Interest                              708.33
Total Premium                                  -
--------------------------------------------------